Exhibit 99.1

Dangdang Announces Third Quarter 2014 Results

Total net revenue up 31.3% year-over-year

Net income reached RMB24.5 million

Beijing, China, November 25, 2014 — E-Commerce China Dangdang Inc. ("Dangdang" or the "Company") (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Highlights

•	Net Income for the third quarter of 2014 was RMB24.5 million ($4.0 million), representing 1.2% of total net revenues, as compared with a net loss of RMB27.9 million in the third quarter of 2013 representing negative 1.8% of total net revenues.
•	Total net revenues for the third quarter of 2014 were RMB2,002.8 million ($326.3 million), a 31.3% increase from the corresponding period in 2013. Gross Merchandise Value (“GMV”) from the marketplace in the third quarter of 2014 was RMB1,743.9 million ($284.1 million), a 79.9% increase from the corresponding period in 2013. The combination of product revenue from principal business and GMV from the marketplace reached RMB3,662.9 million ($596.8 million) and grew 50.3% year over year.
•	Dangdang had approximately 9.6 million active customers including approximately 3.6 million new customers, in the third quarter of 2014, representing increases of 14% and 24%, respectively, from the corresponding period in 2013. Total orders for the third quarter of 2014 were approximately 18.8 million, a 19% increase from the corresponding period in 2013.
•	Mobile orders accounted for 24% of total orders for the third quarter of 2014, compared with 10% for the corresponding period in 2013.

“Dangdang delivered another quarter of sustainable growth and posted our fourth consecutive quarter of profitability. Healthy gross margin, combined with our larger scale and more efficient operations, allowed us to increase profit margin while making a significant investment in marketing and branding. We made a strong marketing push for mobile Dangdang during the quarter with positive results. Mobile orders accounted for 24% of total orders during the quarter, and we expect to see continued growth in mobile orders," said Ms. Peggy Yu Yu, Executive Chairwoman of Dangdang.

“Today’s e-commerce consumers are looking for a vibrant, fun and personalized online shopping experience. Dangdang’s integrated online shopping experience with prominent categories delivers all of this and more. With more than 15 years’ of e-commerce expertise, we know how to build customer loyalty, attract new customers at a reasonable cost and we will continue to enhance the customer experience. We intend to better monetize our mobile platform and further develop our marketplace and principal business focusing on our newer destination categories including fashion and apparel, baby and maternity, home and lifestyle. Armed with a strong balance sheet and solid financial condition, we are confident in our future success,” Ms. Peggy Yu Yu concluded.

Third Quarter 2014 Results

Dangdang’s total net revenues in the third quarter of 2014 were RMB2,002.8 million ($326.3 million), a 31.3% increase from the corresponding period in 2013.

Media product revenue for the third quarter of 2014 was RMB1,320.5 million ($215.1 million), representing a 26.3% increase from the corresponding period in 2013. General merchandise revenue for the third quarter of 2014 was RMB598.4 million ($97.5 million), representing a 41.9% increase from the corresponding period in 2013. Other revenue including revenue from third-party merchants for the third quarter of 2014 was RMB83.9 million ($13.7 million), representing a 44.3% increase from the corresponding period in 2013.

Dangdang had approximately 9.6 million active customers including approximately 3.6 million new customers, in the third quarter of 2014, representing increases of 14% and 24%, respectively, from the corresponding period in 2013 and increases of 13% and 22% compared with the second quarter respectively. Total orders for the third quarter of 2014 were approximately 18.8 million, a 19% increase from the corresponding period in 2013.

Gross margin in the third quarter of 2014 was 18.3%, as compared to 17.6% in the third quarter of 2013 and remained flat from 18.3% in the second quarter of 2014. The year-over-year increase resulted from strong gross margin contribution from books and media products and the increase in other revenue, representing the sustained scaling of the marketplace.

Fulfillment expenses which include warehousing, shipping and customer service expenses, were RMB195.3 million ($31.8 million), representing 9.8% of total net revenues, compared to 11.7% in the corresponding period in 2013 and 9.7% in the second quarter of 2014. The year-over-year decrease in fulfillment expenses as a percentage of total net revenues was primarily due to lower shipping costs and larger order size in the third quarter of 2014.

Marketing expenses were RMB106.6 million ($17.4 million), representing 5.3% of total net revenues, compared to 3.8% in the corresponding period in 2013 and 4.2% in the second quarter of 2014. The year-over-year and quarter-over-quarter increases in marketing expenses as a percentage of total net revenues reflected increased investment in advertising and marketing programs to build awareness of Dangdang’s newer destination categories and to promote mobile Dangdang.

Technology and content expenses were RMB53.6 million ($8.7 million), representing 2.7% of total net revenues, compared to 2.9% in the corresponding period in 2013 and 2.4% in the second quarter of 2014. The year-over-year decrease in technology and content expenses as a percentage of total net revenues were primarily due to operating leverage. The quarter-over-quarter increase as a percentage of total net revenues was primarily due to increased headcount to support the expansion of mobile Dangdang.

General and administrative expenses were RMB39.5 million ($6.4 million), representing 2.0% of total net revenues, compared to 2.4% in the corresponding period in 2013 and 2.1% in the second quarter of 2014. The year-over-year and quarter-over-quarter decreases in general and administrative expenses as a percentage of total net revenues were primarily due to larger scale and improved management efficiency.

Government Grants were RMB42.5 million, representing 2.1% of total net revenues, compared to 0.4% in the corresponding period in 2013 and 0.8% in the second quarter of 2014. The year-over-year and quarter-over-quarter increases as a percentage of total net revenues were primarily due to refund of the value-added tax of books that we had paid in 2013.

Share-based compensation expenses, which were allocated to related expense line items, were RMB 2.1 million ($0.3 million) in the third quarter of 2014, compared to RMB2.7 million in the corresponding period in 2013, representing a 22.2% decrease.

Dangdang recorded operating income of RMB13.1 million ($2.1 million) in the third quarter of 2014, as compared with an operating loss of RMB43.3 million in the corresponding period in 2013.

Operating income excluding share-based compensation expenses (non-GAAP) was RMB15.2 million ($2.5 million), as compared with an operating loss excluding share-based compensation expenses (non-GAAP) of RMB40.6 million in the corresponding period in 2013.

Net income was RMB24.5 million ($4.0 million), as compared with a net loss of RMB27.9 million in the corresponding period in 2013.

Net margin was 1.2%, as compared with a net margin of negative 1.8% in the corresponding period in 2013. Non-GAAP net margin was 1.3%, as compared with a non-GAAP net margin of negative 1.6% in the corresponding period in 2013.

Diluted earnings per ADS was RMB0.29 ($0.05), as compared to a diluted loss per ADS of RMB0.35 in the corresponding period in 2013.

Net income excluding share-based compensation expenses (non-GAAP) was RMB26.7 million ($4.3 million), as compared with a net loss excluding share-based compensation expenses (non-GAAP) of RMB25.2 million in the corresponding period in 2013.

Non-GAAP diluted earnings per ADS was RMB0.32 ($0.05), as compared to a non-GAAP diluted loss per ADS of RMB0.31 in the corresponding period in 2013.

As of September 30, 2014, Dangdang had cash and cash equivalents, restricted cash, short-term time deposits and held-to-maturity investments of RMB1,677.9 million ($273.4 million), as compared to RMB1,213.5 million as of December 31, 2013. As of September 30, 2014, Dangdang had no bank loans.

Capital expenditures for the third quarter of 2014 were RMB17.5 million ($2.8 million).

Outlook for Fourth Quarter 2014

Dangdang expects total net revenues in the fourth quarter of 2014 to be approximately RMB 2.5 billion, representing year-over-year growth of around 27%. The Company also expects GMV from its marketplace to grow at a rate of 60 % year-over-year to approximately RMB2.23 billion in the fourth quarter of 2014. This forecast reflects Dangdang's current and preliminary view, which is subject to change.

Conference Call Information

Dangdang's management will host an earnings conference call on November 25, 2014 at 7:30 AM U.S. Eastern Time (or 8:30 PM on November 25, 2014 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US: +1-845-675-0437

China, Domestic: +400-620-8038

Hong Kong: +852-3018-6771

International: +65-6723-9381

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is "Dangdang earnings call."

A replay of the conference call may be accessed by phone at the following number through December 2, 2014:

International: +61-2-8199-0299

Conference ID: 26474053

A live and archived webcast of this conference call will be available at http://ir.dangdang.com through November 25, 2015.

About Dangdang

E-Commerce China Dangdang Inc. is a leading business-to-consumer e-commerce company in China. On its website dangdang.com and through mobile Dangdang, the Company offers books and media products as well as selected general merchandise products including fashion and apparel, baby, children and maternity and home and lifestyle products, among others. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang is transforming itself into an integrated online shopping experience with prominent destination categories. Dangdang's nationwide fulfilment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers. For more information, please visit ir.dangdang.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the outlook for the fourth quarter 2014 and quotations from management in this announcement, as well as Dangdang's strategic and operational plans, contain forward-looking statements. Dangdang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dangdang's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dangdang’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s business-to-consumer e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese business-to-consumer e-commerce market; Chinese governmental policies relating to Dangdang’s industry and general economic conditions in China. Further information regarding these and other risks is included in Dangdang’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Dangdang’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), we use the following measures as non-GAAP financial measures: non-GAAP operating (loss) income, non-GAAP operating margin, non-GAAP net (loss) income , non-GAAP net margin, non-GAAP diluted (loss) earnings per ADS and adjusted EBITDA (collectively referred to as the “Non-GAAP Financial Measures” thereafter). We define non-GAAP operating (loss) income, non-GAAP operating margin, non-GAAP net (loss) income, non-GAAP net margin and non-GAAP diluted (loss) earnings per ADS as operating (loss) income, operating margin, net (loss) income, net margin and diluted (loss) earnings per ADS excluding the impact of share-based compensation expenses respectively; we define adjusted EBITDA as (loss) income before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses. We review the Non-GAAP Financial Measures together with net (loss) income to obtain a better understanding of our operating performance. We believe that these Non-GAAP Financial Measures provide meaningful supplemental information regarding the Company’s performance and liquidity. However, a limitation of using the Non-GAAP Financial Measures as an analytical tool is that they do not include all items that impact operating (loss) income, operating margin, our net (loss) income, and net margin or diluted (loss) earnings per ADS for the period. In addition, because they are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider the Non-GAAP Financial Measures in isolation from or as an alternative to operating (loss) income, operating margin, net (loss) income, and net margin or diluted (loss) earnings per ADS prepared in accordance with U.S. GAAP.

For information on the reconciliation between the Non-GAAP Financial Measures and the GAAP financial measures presented in accordance with U.S. GAAP for the periods presented, please see the tables captioned “Non-GAAP operating (loss) income, operating margin and net (loss) income” and “Adjusted EBITDA” at the end of this release.

Investor Contacts:

Tony Hung
Senior Investor Relations Director
E-Commerce China Dangdang Inc.
Phone: +86-10-5799-2301
E-mail: ir@dangdang.com

Sophia Zhou
Investor Relations Director
E-Commerce China Dangdang Inc.
Phone: +86-10-5799-2306
E-mail: ir@dangdang.com

Elaine Ketchmere, CFA
Compass Investor Relations
+1-310-528-3031
Email: eketchmere@compass-ir.com

- Financial Tables Follow

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share related data)

	As of December 31, 2013	As of September 30, 2014
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	353,273	449,677	73,261
Restricted cash	6,964	1,948	317
Time deposits with original maturities exceeding three months	853,222	676,280	110,179
Held-to-maturity investments	-	550,000	89,606
Inventories	1,760,904	2,205,852	359,376
Accounts receivable, net	37,446	36,251	5,906
Prepaid expenses and other current assets	328,887	365,204	59,499
Amounts due from related parties	2,691	316	52
Total current assets	3,343,387	4,285,528	698,196
Fixed assets, net	241,805	238,040	38,781
Prepaid land lease payments	43,316	42,646	6,948
Prepaid expenses and deposits	5,949	4,922	802
Total assets	3,634,457	4,571,136	744,727
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	1,970,651	2,982,743	485,947
Deferred revenue	407,794	317,700	51,760
Accrued expenses and other current liabilities	650,413	596,223	97,136
Amounts due to related parties	3,182	2,238	365
Total current liabilities	3,032,040	3,898,904	635,208
Non-current liabilities	32,724	26,215	4,270
Total liabilities	3,064,764	3,925,119	639,478
Shareholders’ equity:
Class A common shares (par value of US$0.0001 per share; 686,505,790 shares authorized; 270,466,820 and 271,937,765 shares issued and outstanding as of December 31, 2013 and September 30, 2014, respectively)	201	201	33
Class B common shares (par value of US$0.0001 per share; 313,494,210 shares authorized; 131,876,660 and 131,876,660 shares issued and outstanding as of December 31, 2013 and September 30, 2014, respectively)	103	103	17
Additional paid-in capital	1,871,095	1,879,300	306,175
Accumulated other comprehensive loss	(134,939)	(122,138)	(19,899)
Accumulated deficit	(1,166,767)	(1,111,449)	(181,077)
Total shareholders' equity	569,693	646,017	105,249
Total liabilities and shareholders' equity	3,634,457	4,571,136	744,727

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands, except share related data)

	Three Months Ended
	September 30, 2013	September 30, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Product revenue	1,467,748	1,918,928	312,631
Media	1,045,953	1,320,516	215,138
General merchandise	421,795	598,412	97,493
Other revenue	58,118	83,877	13,665

Total net revenues	1,525,866	2,002,805	326,296

Cost of revenues	(1,257,460)	(1,637,093)	(266,714)
Gross profit	268,406	365,712	59,582
Operating expenses:
Fulfillment	(179,255)	(195,290)	(31,817)
Marketing	(58,142)	(106,625)	(17,371)
Technology and content	(44,643)	(53,619)	(8,736)
General and administrative	(36,007)	(39,549)	(6,443)
Government grants	6,348	42,468	6,919
Total operating expenses, net	(311,699)	(352,615)	(57,448)
(Loss) income from operations	(43,293)	13,097	2,134
Interest income	10,203	13,645	2,223
Other income, net	5,200	(2,200)	(359)
(Loss) income before income taxes	(27,890)	24,542	3,998
Income tax expense	-	-	-
Net (loss) income	(27,890)	24,542	3,998
Net (loss) income attributable to common shareholders	(27,890)	24,542	3,998
(Loss) income per common share:
- Basic	(0.07)	0.06	0.01
- Diluted	(0.07)	0.06	0.01
(Loss) income per ADS:
- Basic	(0.35)	0.30	0.05
- Diluted	(0.35)	0.29	0.05
(Loss) income allocated to common shareholders used in (loss) income per share/ADS calculation:
- Basic	(27,890)	24,542	3,998
- Diluted	(27,890)	24,542	3,998
Shares used in (loss) income per common share computation:
Class A common shares:
- Basic	269,699,201	271,729,455	271,729,455
- Diluted	401,576,296	417,283,285	417,283,285
Class B common shares:
- Basic	131,877,095	131,876,660	131,876,660
- Diluted	131,877,095	131,876,660	131,876,660
ADSs used in (loss) income per ADS calculation:
- Basic	80,315,259	80,721,223	80,721,223
- Diluted	80,315,259	83,456,657	83,456,657
Other comprehensive loss
Foreign currency translation adjustment, net of taxes	(6,996)	(76)	(12)
Transfer to statements of operations of realized gain on available-for-sale investments, net of taxes	-	(1,493)	(243)

Comprehensive (loss) income attributable to common shareholders	(34,886)	22,973	3,743

Share-based compensation

Share-based compensation expenses included are as follows:

(In thousands, except share related data)

	Three Months Ended
	September 30, 2013	September 30, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses:

Fulfillment	450	532	87

Marketing	122	117	19

Technology and content	219	272	44

General and administrative	1,930	1,197	195

Total	2,721	2,118	345

(1) This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.1380 to US$1.00, the noon buying rate on September 30, 2014 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

(2) Each ADS represents five common shares of the Company.

Non-GAAP operating (loss) income, operating margin and net (loss) income

(In thousands)

	Three Months Ended
	September 30, 2013	September 30, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

(Loss) income from operations	(43,293)	13,097	2,134
Share-based compensation expenses	2,721	2,118	345
Non-GAAP operating (loss) income	(40,572)	15,215	2,479

Operating margin	-2.8%	0.7%	0.7%
Share-based compensation expenses	0.2%	0.1%	0.1%
Non-GAAP operating margin	-2.6%	0.8%	0.8%

Net (loss) income	(27,890)	24,542	3,998
Share-based compensation expenses	2,721	2,118	345
Non-GAAP net (loss) income	(25,169)	26,660	4,343

Adjusted EBITDA

(In thousands)

	Three Months Ended
	September 30, 2013	September 30, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

(Loss) income from operations	(43,293)	13,097	2,134

Add back:
Depreciation and amortization	11,635	13,947	2,272
Share-based compensation expenses	2,721	2,118	345

Adjusted EBITDA	(28,937)	29,162	4,751